September 23, 2019

John Albright
President and Chief Executive Officer
Alpine Income Property Trust, Inc.
1140 N. Williamson Blvd., Suite 140
Daytona Beach, Florida 32114

       Re: Alpine Income Property Trust, Inc.
           Draft Registration Statement on Form S-11
           Submitted August 27, 2019
           CIK No. 0001786117

Dear Mr. Albright:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-11 filed on August 27, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.
 John Albright
FirstName LastNameJohn Albright
Alpine Income Property Trust, Inc.
Comapany 23, 2019
September NameAlpine Income Property Trust, Inc.
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FirstName LastName
Cover Page

3. We note your disclosure that you intend to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2019. Please update this disclosure to clarify if you meet the requirements and whether you qualify as a REIT.
Summary, page 1

4. We note your statement that your properties are primarily triple net leased. Please revise to clarify what percentage of your portfolio is triple net leased. In addition, please revise your disclosure in an appropriate section to more specifically describe how you will consistently monitor the creditworthiness of your tenants.


5. We note your disclosure on page 9 that you intend to use proceeds from this offering to pay the cash purchase price of 15 properties contributed by CTO as well as issue OP units in exchange for four additional properties to be contributed. We further note your disclosure on page 39 that you did not obtain third party appraisals for these properties.
         Please revise to specifically describe how you determined the fair value of each of these properties. In addition, please revise to specifically describe the criteria management used to determine the 19 properties to be contributed to you as CTO appears to continue to hold similar properties.
6. We note that you will pay management fees, including a base management fee and an incentive management fee, to your external manager. Please revise to provide an estimate of these management fees for the first year based on the offering amount to be raised.
7. We note your disclosure that "[o]nly three of our initial portfolios 15 tenants contributed more than 6% of our initial portfolios annualized base rent as of June 30, 2019." Please revise to balance your disclosure with a discussion that your largest tenant contributed
         26% of your annualized base rent and your second largest tenant contributed 19% of your annualized base rent.
8. We note your disclosure regarding your intended strategic targets for your portfolio.
         Please revise to balance this disclosure in your summary with a description of your current portfolio metrics as compared to your intended targets.
Growth Pipeline, page 5

9. Please tell us whether it is probable that you will acquire any of the properties identified in either your Third-Party Pipeline or Pipeline from CTO. Provide us with a discussion of the status of any pending acquisitions in your response.
10.      We note your disclosure on page 5 that "CTO is currently reviewing acquisition
         opportunities of single-tenant, net leased properties from third-parties . . . ." Please
         describe your criteria for determining when you include a property in your pipeline or
 John Albright
FirstName LastNameJohn Albright
Alpine Income Property Trust, Inc.
Comapany 23, 2019
September NameAlpine Income Property Trust, Inc.
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Page 3
FirstName LastName
         properties under evaluation, explain how you have identified such properties, clarify whether you have any relationship with the sellers, including whether or not there is some type of contractual obligation, such as a right of first offer, and discuss the impact of timing and due diligence.
Distribution Policy, page 66

11. Please confirm for us that your calculation of estimated cash available for distribution will include an adjustment for straight-line rent as well as any other non-cash revenue or expense items.
12. Please tell us what the recurring capital expenditures have been for the initial portfolio for the past three years. To the extent there have been significant recurring capital expenditures during this period, explain to us why you do not believe an estimate for such amounts should be included in your calculation of cash available for distribution.
Dilution, page 71

13. We note your tabular disclosure regarding continuing investors and net investors.
         Please explain to us how you determined the amounts to be included in the table and how the table reflects the public contribution and the effective cash contribution of affiliated persons. As part of your response, please tell us how you considered the value of the properties to be purchased from CTO with offering proceeds.
Exclusive Forum, page 167

14. We note that your forum selection provision identifies a state court located within the
         State of Maryland (or, if that court does not have jurisdiction, the United States District
         Court for the District of Maryland, Baltimore Division) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Formation Transactions, page F-2

15. Please tell us, and expand your disclosure to discuss, how you intend to account for your
 John Albright
Alpine Income Property Trust, Inc.
September 23, 2019
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         formation transactions. Your response and revised disclosure should include a discussion of which entity has been identified as the acquirer in the transaction and the basis for your conclusion.
Unaudtied Pro Forma Consolidated Financial Statements
Note [B], page F-5

16. Please expand your footnote disclosure to include disaggregated information about all adjustments made to reflect your formation transactions. Your revised disclosure should include a discussion of how each adjustment is determined.
        You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Robert Telewicz,
Accounting Branch Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Lobert, Staff Attorney, at 202-551-
7150 or Jennifer Gowetski, Senior Counsel, at 202-551-3401 with any other questions.



                                                                Sincerely,
FirstName LastNameJohn Albright
                                                                Division of
Corporation Finance
Comapany NameAlpine Income Property Trust, Inc.
                                                                Office of Real
Estate and
September 23, 2019 Page 4                                       Commodities
FirstName LastName